April 15, 2008

VIA EDGAR AND FACSIMILE

Mr. Russell Mancuso
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:      NewCardio, Inc.
Registration Statement on Form S-1
Filed February 11, 2008
(File No. 333-149166)

Dear Mr. Mancuso:

On behalf of NewCardio, Inc. (the “Company”), the following are the Company’s responses to the corresponding numbered comments in the March 7, 2008 letter from the Securities and Exchange Commission (the “Commission”).  The Company has filed on the EDGAR system an amended registration statement on Form S-1, entitled Form S-1/A (No. 1) (the “Amended Form S-1/A (No. 1)”) to conform the Amended Form S-1/A (No. 1) to the Commission’s comments in its above-referenced letter.

Prospectus Summary, page 1

NewCardio, Inc., page 1

1.
Please ensure that you have carefully reviewed your entire filing for accuracy.  For example, in the second paragraph under the caption “NewCardio, Inc.” and on page 11 you mention events that occurred in the past with reference to a date that is in the future.  We also note your reference to this filing as if it were an annual report” on page 8 and the missing and partial words in the first sentence on page 20.

Response

The Company has made various revisions to the Amended Form S-1/A (No.1) to fix the inaccuracies mentioned in your comment in addition to other inaccuracies it discovered in its review.

Securities and Exchange Commission
April 15, 2008

2.
Please tell us how you determined which information to highlight in your prospectus summary.  For example, it is unclear why you elected to highlight your historic tax structure and the details of your recent private securities offering but you have not mentioned your current operations.

Response

The Company has revised the prospectus summary to provide summary business and financial information of the Company and key aspects of the offering.

3.           To clarify the disclosure in the second paragraph, please disclose when the registrant changed its name to Marine Park Holdings, Inc. Also clarify the relationship between Marine Park Holdings, Inc. and Marine Park, Inc.

Response

The Company has revised the disclosure in the second paragraph to disclose when the registrant changed its name to Marine Park Holdings, Inc. and to clarify the corporate history of the registrant, including its name changes, from its inception through its recent reverse merger transaction.  The reference to Marine Park, Inc. was an error.  It should have stated Marine Park Holdings, Inc.

Issuance of Shares to Selling Stockholders, page 1

4.           Please reconcile the dividend paid on the Series A Preferred with Note F to the December 31, 2006 and Note E to the September 30, 2007 financial statements, which indicate that holders are entitled to a dividend of 8%.

Response

Note F to the December 31, 2006 and Note E to the September 30, 2007 financial statements refer to the Series A-2 preferred stock of NewCardio Technologies in existence prior to the reverse merger transaction.  The Series A-2 preferred stock was converted into shares of common stock at the time of the reverse merger with NewCardio on December 27, 2007.  Notes 6 and 8 to the December 31, 2007 financial statements clarify that the 2,592,000 shares of Series A-2 preferred stock of NewCardio Technologies was converted into 2,592,000 shares of common stock on December 27, 2007 at the time of the reverse merger.  The Series A Preferred Stock discussed on page 1 of the prospectus summary, page 10 of the prospectus and Item 15 “Recent Sales of Unregistered Securities” refers to the preferred stock of NewCardio which was sold to the selling security holders in the December 27, 2007 private placement.

5.           Please refer to the last paragraph on page 2. Please clarify whether you are referring to the registration of the resale of the shares underlying the warrants or the registration of shares for exercise of the warrants. If you intend to register the exercise, please tell us how you have concluded that it is consistent with Section 5 of the Securities Act to register a transaction that you began before the applicable registration statement will be filed.

Securities and Exchange Commission
April 15, 2008

Response

The Company was referring to the registration of the resale of the shares underlying the warrants, not the registration of shares for the exercise of the warrants.  Amended Form S-1/A (No.1) does not include the registration of any shares underlying any of the warrants issued in the December 27, 2007 private placement.

Risk Factors, page 3

6.           Please add a separate risk factor to highlight that your common stock is not registered under the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under section 15(d) of the Exchange Act, as well of the inapplicability of proxy rules and section 16 of the Exchange Act.

Response

The Company has added a risk factor to this effect entitled “No protection under the Exchange Act.”

7.           Please add a separate risk factor to highlight the “going concern” language in your auditor’s report. Include an explanation of the reasons for and effects of the language. For example, does the existence of the language affect your cost of capital?

Response

As a result of the capital the Company raised in the December 27, 2007 private placement, there is no “going concern” qualification in the auditor’s report to the Company's most recent financial statements for the fiscal year ending December 31, 2007, which are included in the Amended Form S-1/A (No.1).  The Company, nonetheless, discusses in the Prospectus Summary and Management’s Discussion and Analysis (“MD&A”) and in a separate risk factor that it may not have sufficient capital to fund operations or development and that it may not be able to raise additional capital at all or on acceptable terms and the effects this would have on it.

8.           Please add a separate risk factor to explain to investors the risks created by the number of authorized but unissued common and preferred stock, including dilution of investors’ voting power without shareholder authorization.

Response

The Company added a risk factor entitled “You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock.”

Securities and Exchange Commission
April 15, 2008

NewCardio may have difficulties managing growth, page 5

9.	Please identify the “certain events” that you disclose may cause rapid commercialization.

Response

The Company has expanded the risk factor to specifically discuss the events that could cause rapid commercialization, such as market acceptance and timeliness of regulatory approvals.  The Company has also expanded its discussion about what it would need to do to be able to manage rapid commercialization.

There is no assurance of an established pubic trading market, page 5

10.           Please disclose the date of the “recent changes” mentioned in the second sentence. Also, please tell us (1) why you cannot determine the effect of these rules and (2) what other “proposed changes” you mean in the third sentence.

Response

The Company has revised this risk factor to only discuss the risks currently associated with quotation on the Over-the-Counter Bulletin Board.  It has deleted the references to “recent changes” and “proposed changes.”

Our common stock could be considered penny stock, page 6

11.           Please clarify whether your common stock is currently penny stock.

Response

The Company has revised the risk factor to indicate that its common stock is a “penny stock” and has expanded the risk factor to disclose the risks associated with being a “penny stock.”

Broker-dealer requirements, page 6

12.           Please tell us the authority on which you incorporate information by reference as implied by the first sentence of the second paragraph.

Response

The Company has revised the paragraph to indicate that investors are urged to obtain and read disclosure regarding penny stocks pursuant to Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2.

Securities and Exchange Commission
April 15, 2008

Shares eligible for futures sale, page 6

13.           Please update your disclosure to reflect the amendments to Rule 144 that became effective February 15, 2008.

Response

The Company has revised the risk factor to reflect the recent amendments to Rule 144.

Management’s Discussion and Analysis, page 8

14.           Please revise your Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide information in accordance with Item 303 of Regulation S-K. For example, your discussion and analysis should address the financial statement dates and periods required by Article 8 of Regulation S-X and shall use year-to-year comparisons or any other format necessary to enhance a reader’s understanding. For further guidance, please refer to Instructions to paragraph 303 of Regulation S-K and Release 33-8350.

Response

The Company has revised its MD&A in accordance with Item 303 of Regulation S-K.

15.           Also in this regard, note that SFAS 148 has been superseded by SFAS 123(R). Please revise your disclosure accordingly.

Response

The Company has revised its disclosure accordingly.

Product Research and Development, page 9

16.           Please clarify which product will be launched in the next twelve months. Also, with a view toward clarified disclosure, please provide us the basis for your estimate; see Regulation S-K Item 10(b)(3).

Response

The Company has revised its MD&A, including clarification that it expects to bring its QTinno™ product to market sometime in 2009.  It has also included the basis for its estimate in accordance with Regulation S-K Item 10(b)(3).

Securities and Exchange Commission
April 15, 2008

Liquidity and Capital Resources, page 9

17.           We note, in the first paragraph on page 10, that you can sustain the present burn rate for more than one year. Please reconcile this statement with the first sentence in the penultimate paragraph on page 9, where you indicate that you need additional financing to meet current and projected cash flow deficiency.

Response

The Company has rewritten the entire Liquidity and Capital Resources section.  This section now makes it clear that it believes that it has sufficient capital to fund its operations and business plan into 2009 and, that as a development-stage company, it is possible that the capital it now has will not be sufficient to meet its projected cash flow deficits from operations or to fund the development and commercialization of its technology and products.

18.           Where you discuss your notes you refer to conversion as part of “the Agreement.” Please clarify what agreement you mean.

Response

As part of the revision of the Company's MD&A, it deleted the disclosure about the various convertible notes.  That disclosure was not relevant to the discussion and analysis of its current financial condition.  All convertible notes of NewCardio Technologies were converted to common stock or paid in full prior to the reverse merger.  This is discussed in Item 15, “Recent Sales of Unregistered Shares” and Note 5 to the financial statements for the fiscal year ending December 31, 2007, which are included in the Amended Form S-1/A (No. 1).

19.           Please clarify, in the third paragraph on page 11, whether, by converting the April and May 2007 notes to the same terms as the 5% convertible subordinated notes, they were converted as part of the closing of the Agreement. If the notes have not been converted, please disclose if true, that these notes are due in full in September 2008.

Response

All of the convertible notes were either paid in full or converted into common stock concurrently with the Company's reverse merger.  Its disclosure in Item 15, “Recent Sales of Unregistered Shares,” explains that the 8% convertible subordinated notes were all converted into 5% convertible subordinated notes in September 2007 and then converted into shares of common stock and/or paid in full as part of the share exchange on December 27, 2007.

Description of Business, page 13

20.           Where you elect to refer to internet addresses, please note your obligations, including the filing obligations, as described in footnote 41 and the related text of Release 33-7856 (April 28, 2000).

Securities and Exchange Commission
April 15, 2008

Response

The Company has made the uniform resource locator (“URL”) inactive and have included the statement that the URL is an inactive textual reference only.

Organizational History, page 13

21.           You refer to NewCardio as your wholly owned subsidiary. Please reconcile this statement with the first paragraph on page 1, where you define “our” to mean NewCardio.

Response

The Company has rewritten the disclosure required by Item 101 of Regulation S-K in its entirety so that the corporate history of the registrant and its wholly-owned subsidiary is clear.

22.           Please disclose the prior names and operations of the registrant.

Response

As set forth in Response 21 above, the Company has rewritten the disclosure regarding its business to disclose the prior names and operations of the registrant.

Drug Development, page 13

23.           Please provide us independent, objective support for the first sentence of your disclosure in this section.

Response

The Company has added a citation to support this statement.

Principal Products and Applications, page 15

24.           Please disclose in clear language that is understandable to investors who may not work in your industry how you intend that potential customers will use your potential products. For example, will customers upload your software into their existing ECG hardware? Will your software run on a dedicated computer? How does your software receive the “input signal” mentioned on page 15?  Will you need to manufacture hardware?

Response

The Company has revised the disclosure in the entire section and product descriptions accordingly.

Securities and Exchange Commission
April 15, 2008

Clinical Studies, page 16

25.           Please balance your disclosure of the positive clinical results with material negative results.

Response

The Company has revised the disclosure so that it now discloses both positive and negative results, if any occurred.

26.           We note that you do not provide disclosures on clinical studies for CardioBip. Please clarify the development status of this potential product.

Response

The Company has revised the disclosure accordingly.  It has clarified in the Amended Form S-1/A (No.1) that CardioBipTM  is not currently being developed beyond the prototype stage and that its current strategic priority is to first introduce both QTinnoTM and VisualECGTM and then later complete the clinical development and clinical testing of CardioBipTM.

Intellectual Property, page 19

27.           Please provide the duration of all patents granted. In addition, please revise your table to conform to Rule 421(b) by avoiding reliance on defined terms, as well as on language that may be understandable only to persons familiar with patent applications.

Response

The Company has revised the patent table accordingly.

Competition, page 19

28.           Please state clearly your competitive position. For example, from your current disclosure, it is unclear how investors who may not work in your industry would know what your competitive strengths and weaknesses are relative to the products you mention in this section.

Response

The Company has revised the disclosure about its competition and competitive position to include its relative competitive strengths and weaknesses.

Government Regulation, page 20

29.           We note your reference to a “possible” exception in the first full paragraph on page 21. Please disclose the reason for the uncertainty and add appropriate risk factors.

Securities and Exchange Commission
April 15, 2008

Response

In order to more fully disclose uncertainties and risks, the Company has revised the disclosure in the section entitled “FDA’s Pre-market Clearance and Approval Requirement” and has added a section entitled “FDA Rules Governing Electronic Data Submission.”  The Company has also expanded the disclosure in its MD&A.  The Company has amended the risk factor entitled “Our products are highly regulated, and we will not be able to commercialize our products if we cannot obtain the necessary regulatory approvals” and has added a risk factor entitled “Our ability to commercialize QTinno™ depends on acceptance by the FDA.”

30.           You may not disclaim responsibility for your disclosure. Please revise the introductory clause to the third full sentence of the second paragraph on page 22 which implies the contrary.

Response

The Company has revised the sentence to remove the disclaimer regarding responsibility for the disclosure.

Management, page 23

31.           Please clarify when the identified individuals assumed their roles with the registrant.

Response

The Compnay has revised its disclosure accordingly.

Executive Compensation, page 24

32.           Please provide your compensation disclosure using the current form of tables and accompanying narrative required by Regulation S-K Item 402. We note, for example, that you have presented a summary compensation table in a superseded format and without required accompanying textual explanations. See for example Regulation S-K Item 402(o) and the instruction to Regulation S-K Item 402(n)(2)(v) and (vi).

Response

The Company has revised the Summary Compensation Table to correspond with the regulations as set forth by Regulation S-K Item 402(o) and the instruction to Regulation S-K Item 402(n)(2)(v) and (vi).

33.           Please provide a row in the summary compensation table for each individual who served as the registrant’s principal executive officer during the last completed fiscal year. For example, include your principal executive officer before your acquisition of NewCardio.

Securities and Exchange Commission
April 15, 2008

Response

The Company has revised the Summary Compensation Table to include Robert Long and David Stefansky, who each served as the registrant’s principal executive officer during the last two prior fiscal years.  However, as explained in the “Prospectus Summary” and “Description of Business” in the Amended Form S-1/A (No.1), as part of the reverse merger, the registrant succeeded to the business of the acquired entity and the registrant is virtually a continuation of the acquired entity, including its management, the historical discussion and financial statements included in this Amended Form S-1/A (No.1) are those of the acquired entity.  Moreover, as the registrant was a shell company prior to the reverse merger, there is no meaningful disclosure regarding the registrant prior to the acquisition other than its corporate history, which the Company has included in the disclosure regarding the development of its business, which would give investors information they need to understand the registrant and enable them to make informed investment decisions about the registrant.  In keeping with this approach, the MD&A, the disclosure required by Items 402, 403 and 404 of Regulation S-K and all other disclosure have focused on the acquired entity, in order to help investors understand the registrant’s business.

34.           Please provide the information regarding options granted to Mr. Vajdic in the format specified by Item 402(p).

Response

The Company has revised the disclosure accordingly.

35.           Please disclose any compensation paid to directors. Refer to Item 402(r).

Response

The Company has revised the disclosure accordingly.

Certain Relationships and Related Transactions, page 24

36.           Please provide the disclosure required by Regulation S-K Item 407(a).

Response

The Company has revised the disclosure accordingly.

37.           Given that disclosure required by Regulation S-K Item 404 must be provided in this section for relevant transactions since the beginning of the registrant’s last fiscal year and for the two fiscal years preceding the registrant’s last fiscal year, please reconcile your statement that there were no such transaction with the transactions disclosed in your prior filings with the Securities and Exchange Commission.

Securities and Exchange Commission
April 15, 2008

Response

As stated in Response 33, the disclosure provided in this Amended Form S-1/A (No.1) pertains to the acquired entity, including all historical information.  Moreover, as the pre-reverse merger officers and directors of the registrant resigned with the consummation of the reverse merger on December 27, 2007, there are no persons at the registrant with knowledge of transactions that occurred prior to December 27, 2007 other than as disclosed in the prior filings.  As these transactions pertain to the previous business, are already disclosed in the prior filings, and are not relevant to an understanding of the registrant, the Company has not disclosed them.  Instead, and consistent with all its other disclosure herein, the Company has disclosed transactions that are relevant to the current business.

38.           Please tell us where you have disclosed, or why you are not required to disclose, the following transactions:

•	Note payable to related party in the amount of $10,316 due November 15, 2008 disclosed in Note B to your September 30, 2007 financial statements;

•	Consulting agreements with your stockholders disclosed in Note G to your September 30, 2007 financial statements; and

•	The transactions in which you issued securities to the shareholders mentioned in the table on page 25.

Response

The Company has revised its disclosure in the section entitled “Certain Relationships and Related Transactions” to include disclosure regarding the promissory note to a related party in the principal amount of $10,316.

Consulting agreements with the Company's  stockholders are disclosed in the “Summary Compensation Table” and in the sections entitled “Stock Grants and Stock Options” and “Certain Relationships and Related Transactions” in the Amended Form S-1/A (No.1).  Additionally, these consulting agreements are discussed in the updated Note 11 to its December 31, 2007 financial statements.

The transactions in which the Company issued securities to the stockholders listed in the “Security Ownership of Certain Beneficial Owners and Management” table are disclosed in the “Summary Compensation” table and the “Outstanding Equity Awards at Fiscal Year-End” table and in the sections entitled “Compensation of Directors,” “Stock Grants and Stock Options,” “Certain Relationships and Related Transactions” and Item 15, “Recent Sales of Unregistered Shares” in the Amended Form S-1/A (No.1).

39.           Please tell us what consideration the registrant’s prior executive officers and directors received in connection with the registrant’s acquisition of NewCardio and their departure from the registrant.

Securities and Exchange Commission
April 15, 2008

Response

The registrant’s prior executive officers and directors received no consideration in connection with their departure and the registrant’s acquisition of NewCardio Technologies.

Description of Securities, page 25

40.           Please describe the extent to which the rights of common shareholders may be affected by the rights of holders of other securities. For example, we note sections 4 and 10 of your preferred stock Certificate of Designations.

Response

The Company has expanded the description of the rights, preferences and privileges of its Series A Preferred Stock to describe how the rights of its common stockholders may be affected by the Series A Preferred Stock.

41.           Please disclose the total number of shares reserved to satisfy your obligations under existing warrants, options, convertible notes and all other agreements to issue your securities, include the commitment to issue 30% of your equity as mentioned on page F-27; also, please add a separate risk factor regarding this commitment, and file the agreement as an exhibit to your registration statement.

Response

Of the 99,000,000 authorized shares of common stock at December 31, 2007, 20,237,522 are issued and outstanding, 8,631,579 are reserved for conversion of the Series A Preferred Stock and 26,817,233 are reserved for outstanding stock options and warrants, of which 5,157,647 shares of common stock are reserved and available for grant under the 2004 Equity Incentive Plan.

The disclosure of a commitment to issue 30% of NewCardio Technologies’ equity was actually a restricted stock purchase agreement between NewCardio Technologies and Kenneth Londoner, dated June 4, 2007, and amended on September 15, 2007.  Mr. Londoner purchased 4,200,000 shares of common stock, which was subject to a repurchase right by NewCardio Technologies.  The restricted stock purchase agreement was entered into in conjunction with a consulting or employment agreement between NewCardio Technologies and Mr. Londoner, pursuant to which Mr. Londoner was to perform certain services for NewCardio Technologies and the release of shares from NewCardio Technologies’ repurchase right was based on Mr. Londoner’s continued employment or engagement by NewCardio Technologies. In the amendment to the restricted stock purchase agreement, shares were released from the repurchase right and Mr. Londoner subsequently sold over half the shares in private transactions, with the result that he no longer owns or has rights of ownership to 30% of NewCardio Technologies’ equity.  Only 192,000 shares remain subject to the repurchase right.  Consequently, the Company does not believe a risk factor is needed. The restricted stock purchase agreement is no longer disclosed in the “commitments and contingences” note to the consolidated financial statements for the year ended December 31, 2007 (Note 11).  The restricted stock purchase and Mr. Londoner’s equity interest in NewCardio Technologies is disclosed in a footnote to the Summary Compensation Table in the Annual Report on Form 10-K/A for the year ended December 31, 2007 and in the Amended Form S-1/A (No. 1).  The agreement is filed as Exhibit 10.8 (Restricted Stock Agreement of June 4, 2007, as amended) to the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2007, filed with the Commission on April 4, 2008, and incorporated by reference in the Amended Form S-1/A (No. 1).

Securities and Exchange Commission
April 15, 2008

Plan of Distribution, page 26

42.           We note your disclosure in the penultimate paragraph of this section regarding state law restrictions on resale. If those restrictions apply to the resale of your securities by investors who purchase from the selling stockholders in the offering that is the subject of this registration statement, please add a separate risk factor to explain the risk, and identify the states at issue.

Response

The Company has included a separate risk factor entitled “There are state securities law restrictions on resale of the securities,” highlighting state law restrictions on resale and identified the states at issue.

Selling Stockholders, page 28

43.           Given the nature and size of the transaction being registered, please tell us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 4l5(a)(l)(i).

Response

The Company is filing this registration statement in connection with a financing following a reverse merger transaction and typically, investors that purchase a public company’s securities either simultaneously or within a short period after a reverse merger have difficulty causing their securities to be registered because of the very small public float as a proportion of the total number of issued and outstanding shares of the public company following the reverse merger.  The Commission’s Corporation Finance Staff has expressed that unusual fact patterns such as reverse merger situations merit special consideration when deciding issues arising under Rule 415.

44.           Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in Series A preferred stock or common stock) in connection with the December 27, 2007 Series A transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any redemption of the Series A preferred stock in this disclosure.

Securities and Exchange Commission
April 15, 2008

Response

The Company has included the following table and explanation in the Amended Form S-1/A (No.1).

	Due diligence fees	10% dividend per year	Liquidated damages

Vision Opportunity Master Fund, Ltd.	$65,000	$500,000	$1,000,000

Platinum – Montaur Life Sciences, LLC	$10,000	$20,000	$40,000

Harborview Master Fund LP	$55,000	$25,000	$50,000

Enable Capital Management, LP		$50,000	$100,000

The Black Diamond Fund, LLP		$20,000	$40,000

Monarch Capital Fund, Ltd.		$25,000	$50,000

Note: $35,000 to Harborview was paid in Preferred stock; balance was paid in cash, directly or to legal counsel acting on their behalf.

In the Registration Rights Agreement between the Company and the selling stockholders, as amended pursuant to the Amendment to Registration Rights Agreement between the Company and the selling stockholders dated February 6, 2008, filed in a Form 8-K on February 11, 2008, the Company agreed to file a registration statement with the Commission to effect the registration of the shares of common stock underlying the Series A Preferred Stock by April 15, 2008 and to have the registration statement declared effective by May 31st , (or, in the event of a “full review” by the Commission, July 30th, or, if such “full review” includes comments from the Commission regarding the availability of Rule 415 of the Securities Act, August 31st).  If the registration statement is not filed and declared effective as described above, the Company will be required to pay liquidated damages in the form of cash to the holders of the Series A Preferred Stock as follows: for each $5,000 of stated value of Preferred Stock being converted, $50 per trading day (increasing to $100 per trading day on the third trading day and increasing to $200 per trading day on the sixth trading day after such damages begin to accrue) for each trading day after such second trading day after the share delivery date until such certificates are delivered.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the Series A preferred stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of Series A preferred stock.

Securities and Exchange Commission
April 15, 2008

Response

The Company has included the following table and explanation in the Amended Form S-1/A (No.1).

Gross proceeds	$8,200,000
Debt acquisition costs	$(1,313,000)
Add back: non-cash value of
warrants	$355,000
Net cash proceeds	$7,242,000
Less: dividends payable in first
year following the sale (1)	$(820,000)
Net in the first year	$6,422,000

(1) The selling stockholders are entitled to receive dividends at the rate per share of 10% per annum, subject to adjustment as more specifically described in the section entitled, “Description of Securities to be Registered.”  So long as certain equity conditions are met, we can elect to pay the dividends in common stock, valued at either 100% or 90% of the volume weighted average price of our common stock for the 20 trading days preceding the dividend payment date, depending on whether or not the dividend shares are registered for resale.

The Company made a dividend payment to the selling stockholders on April 1, 2008, of an aggregate of 110,301 shares of unregistered common stock.

45.           Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of any conversion discount for the shares of common stock underlying the Series A preferred stock, presented in a table with the following information disclosed separately:

-	the market price per share of the common stock underlying the Series A preferred stock on the date of the sale of the Series A preferred stock;

-	the conversion price per share of the common stock underlying the Series A preferred stock on the date of the sale of the Series A preferred stock, calculated as follows:

▪	if the conversion price per share is set at a fixed price, use the price per share established for the Series A preferred stock; and

▪
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the Series A preferred stock and determine the conversion price per share as of that date;

Securities and Exchange Commission
April 15, 2008

▪	the total possible shares underlying the Series A preferred stock (assuming no dividend payments or accumulated dividends and complete conversion of the Series A preferred stock);

▪
the combined market price of the total number of shares underlying the Series A preferred stock, calculated by using the market price per share on the date of the sale of the Series A preferred stock and the total possible shares underlying the Series A preferred stock;

▪
the total possible discount to the market price as of the date of the sale of the Series A preferred stock, calculated by subtracting the total conversion price on the date of the sale of the Series A preferred stock from the combined market price of the total number of shares underlying the Series A preferred stock on that date.

if there are provisions in the Series A preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price of the underlying shares of common stock falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response

Preferred stock was sold at a premium to market:

Market price of common at 12/27/07	$0.7125

Conversion price of Preferred stock	$0.9500

Shares issuable upon conversion	8,631,579
(These are the shares included in this
registration statement)

Combined market price at 12/27/07	$6,150,000

Discount at date of sale, 12/27/07	$-

Securities and Exchange Commission
April 15, 2008

46.           Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

-	market price per share of the underlying securities on the date of the sale of that other security;

-	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows;

▪	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

▪
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

-	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

-
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

-
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

-
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Securities and Exchange Commission
April 15, 2008

Response

All warrants were issued at a premium to market as follows:
	Quantity	Exercise price
A Warrants	5,178,948	$1.140
J Warrants	5,157,895	$1.235
J-A Warrants	3,094,737	$1.425

Market price of common at 12/27/07	$0.7125

Fixed exercise price
A Warrants	$1.140
J Warrants	$1.235
J-A Warrants	$1.425

	Quantity
A Warrants	5,178,948
J Warrants	5,157,895
J-A Warrants	3,094,737

	Combined market price
A Warrants	$3,690,000
J Warrants	$3,675,000
J-A Warrants	$2,205,000

	Combined exercise price
A Warrants	$4,206,600
J Warrants	$4,538,625
J-A Warrants	$3,142,125

Discount to market	$-

47.           Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the aggregate consideration received or receivable by the issuer in connection with the issuance of the Series A preferred stock;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 44;

•	the resulting net proceeds to the issuer; and

Securities and Exchange Commission
April 15, 2008

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the shares of common stock underlying the Series A preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment 45 and Comment 46.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure—as a percentage — of the total amount of all possible payments as disclosed in response to Comment 44 and the total possible discount to the market price of the shares underlying the preferred stock as disclosed in response to Comment 45 divided by the net consideration received by the issuer from the sale of the Series A preferred stock.

Response

Aggregate consideration received	$8,200,000
Payments disclosed in Comment 44	$(2,133,000)

Resulting net proceeds (cash and	$6,067,000
value of non-cash payments)

Profits on conversion discounts, if any	$-

Payments disclosed in Comment 44	$2,133,000
Discount to market	$-
Net consideration received	$6,067,000
Payments as a percentage of net	35%

48.           Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

Securities and Exchange Commission
April 15, 2008

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response

The following table set forth the prior securities transactions between the Company, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship.

	Harborview Master Fund LP	Harborview Master Fund LP
	Source: Marine Park Annual Report on Form 10-KSB for the fiscal year ending 2006	Source: Marine Park Share Exchange Agreement
	Share purchase	Return to treasury
Date of transaction	11/16/2006	12/27/2007

Shares outstanding	11,000,000 shares of common stock	11,000,000 shares of common stock

Shares held by non-selling stockholders	11,000,000 shares of common stock	1,169,400 shares of common stock

Shares included in the transaction	9,830,600 shares of common stock	(9,325,000) shares of common stock

Percentage of shares issued (returned to treasury)	0% issued in transaction; this was a stock purchase of outstanding shares	-797%

Memo only: percentage of shares acquired from current shareholders	89%

Market price immediately prior the transaction	$0.063	$0.7125
	(This was the price paid to acquire shares of an inactive shell.)

Market price April 11, 2008	$1.95	$1.95

Securities and Exchange Commission
April 15, 2008

49.           Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the issuance of the Series A preferred stock that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to beheld by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response

Total outstanding shares 12/27/07	20,237,522
(before Series A preferred offering)
Less: shares held by selling
shareholders	(505,600)
Less: Shares held by affiliates	(7,774,633)
(Robert Blair, Branislav Vajdic)
Net shares outstanding	11,957,289

There were no shares registered for resale by the
selling shareholders or their affiliates in prior
registration statements. No affiliates have ever
registered there shares for resale.

Shares underlying the 10% Convertible
Preferred stock are being included in
this registration statement
- Selling shareholder from before	263,158
- New selling shareholders	8,368,421
- Affiliates	0
Total	8,631,579

Securities and Exchange Commission
April 15, 2008

50.           Please tell us, with a view toward disclosure in the prospectus, whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response

To the Company’s knowledge, the selling stockholders do not have an existing short position in the Company. The selling stockholders made the following representation in Section 3.2(f) of the Securities Purchase Agreement dated December 27, 2007, between the Company and the purchasers of the Series A Preferred Stock:  “Other than consummating the transactions contemplated hereunder, such Purchaser has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing from the time that such Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder until the date hereof.”

51.           Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the issuance of the Series A preferred stock; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the issuance of the Series A preferred stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Securities and Exchange Commission
April 15, 2008

Response

The Company has revised the section in the Amended Form S-1/A (No. 1) entitled “Certain Relationships and Related Transactions” to include a description of the following relationship. One of the selling stockholders, Harborview Master Fund L.P. (“Harborview”), was the majority stockholder in the Marine Park.  It had purchased 89.4% of Marine Park in November 2006, along with Diverse Trading Ltd., which purchased 9.1%. Upon the change of ownership in that transaction, two principals of an affiliate of Harborview, Harborview Advisors LLC (which is the general partner of Harborview), became the only two board members of Marine Park and one of the principals became its only officer.  These two principals, Richard Rosenblum and David Stefansky, have ultimate responsibility for trading with respect to Harborview, but both disclaim beneficial ownership of the shares being registered in this Amended Form S-1/A (No.1).  As part of the share exchange with the Company on December 27, 2007, an aggregate of 9,445,015 shares of the Company's common stock was returned to treasury and retired, out of a total of 11,000,000 issued and outstanding shares.  Harborview returned 9,325,000 of those shares of common stock.  Of the 1,554,985 shares that remained issued and outstanding after the retirement of the shares, Harborview kept 505,600 shares, 2.5% of its total outstanding capital stock at December 27, 2007.

The Company also discloses in this section that Harborview participated in its December 27, 2007 private placement.  It purchased 250 shares of Series A Preferred Stock, and 157,895 Series A warrants, for $250,000, on the same terms and conditions as all the other purchasers in the private placement.  Harborview was paid $55,000 for due diligence fees it incurred in the private placement.

52.           With respect to the shares to be offered for resale by Platinum - Montaur Life Sciences, LLC, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response

The Company has included who the natural persons are who exercised the shared voting and/or dispositive powers with respect to the shares offered by Platinum – Montaur Life Sciences, LLC.

53.           Please tell us whether any selling security holder is a broker-dealer or an affiliate of a broker-dealer.

Response

Based upon the stockholder questionnaires completed by the stockholders, to the Company's knowledge, none of the selling stockholders are broker-dealers or affiliates of broker-dealers.  The footnotes to the Selling Stockholders’ table disclose this fact.

Securities and Exchange Commission
April 15, 2008

54.           Please disclose the February 2008 amendment to your agreements with the selling shareholders. Include in your disclosure the reasons for and effects of the amendments.

Response

The disclosure about the Company's December 27, 2007 private placement in the sections entitled “The Offering” and “The December 27, 2007 Private Placement” include the February 2008 amendments to the Securities Purchase Agreement and the Registration Rights Agreement.  The amendments are not discussed separately as they merely clarified the intent of the parties that only purchasers who invested at least $2,000,000 in Series A Preferred Stock have a right to receive Series J Common Stock Purchase Warrants and Series J-A Common Stock Purchase Warrants (the Amendment to the Securities Purchase Agreement) and changed the definition of registrable securities so that the Company is only obligated to register the shares of common stock underlying the Series A Preferred Stock (the Amendment to the Securities Purchase Agreement).

Change in Auditors, page 31

55.           We note that in your disclosure, you cite to provisions in Regulation S-B. Please tell us, in light of Release 3 3-8876 (December 19, 2007), why Regulation S-B applies.

Response

The Company has revised its disclosure accordingly.

Index to Financial Statements, page33

56.           Please update the financial statements to comply with Rule 8-08 (a) of Regulation S-X.

Response

This Amended Form S-1/A (No.1) includes the Company's audited financial statements for the fiscal years ended December 31, 2007 and 2006.

Report of Independent Registered Public Accounting Firm, page F-1

57.           We note that your accountants’ report by RBSM LLP was dated June 10, 2007. On page 31, however, we note that you engaged RBSM LLP as your independent registered public accounting firm on January 3, 2008 for your year ended December 31, 2007. Please explain to us why the date of your accountants’ report is prior to that of your engagement of the accountants.

Response

RBSM LLP was engaged by NewCardio Technologies on June 10, 2007 and by NewCardio on January 4, 2008, subsequent to the Share Exchange.

Securities and Exchange Commission
April 15, 2008

Balance Sheets, page F-2

58.           Based on your disclosure on pages 1 and F-28 of this filing, it appears that a total of 18,682,537 shares of Marine Park Holdings, Inc.’s restricted common stock were issued in connection with your transaction with NewCardio, Inc. It also appears that an aggregate of 20,237,522 shares (the combined total of the newly issued 18,682,537 shares and the existing 1,554,985 shares) of Marine Park Holdings Inc.’s common stock were outstanding upon completion of your transaction with NewCardio, Inc. If that is the case, then please respond to the following:

We note on page one of this registration statement that you accounted for the December 2007 transaction between Marine Park Holdings, Inc. and NewCardio, Inc. as a reverse merger. We do not object to your conclusion that the transaction should be accounted for as a reverse merger and recapitalization of NewCardio, Inc. However, please note that historical stockholders’ equity of the accounting acquirer prior to the merger should be retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to paid-in capital. Retained earnings (deficiency) of the acquirer are earned forward after the acquisition. Operations prior to the merger are those of the accounting acquirer. Earnings per share for periods prior to the merger should be restated to reflect the number of equivalent shares received by the acquiring company.

Response

Please refer to the Consolidated Statement of Stockholders’ deficit included with the Amended Form S-1/A (No. 1).

The consolidated financial statements for years 2006 and 2005 included in this filing do not appear to reflect the restated capital structure that is required in financial statements filed after a recapitalization because your equity is identical to those of NewCardio, Inc.’s prior to the reverse merger with Marine Park Holdings, Inc. As such, please explain to us why your presentation is appropriate, citing the accounting literature that supports your conclusion.

Response

Please refer to the Consolidated Statement of Stockholders’ deficit as of December 31, 2007 included with the Amended Form S-1/A (No. 1).

Also in this regard, please disclose in the notes to the financial statements (if true) your explanation that the historical financial statements are a continuation of the financial statements of the accounting acquirer and the capital structure of the consolidated enterprise is now different from that appearing in the historical financial statements of the accounting acquirer in earlier periods due to the reverse acquisition/recapitalization.

Response:

Please refer to Footnote 1, Basis and Business Presentation included with the Amended Form S-1/A (No. 1).

Securities and Exchange Commission
April 15, 2008

Statements of Cash Flows, page F-S

59.           Please explain why the captions “Common stock issued to founders” and “Series A-Preferred stock issued to founders” are included in the operating activities section of this statement. Tell us why this presentation complies with the guidance at SFAS 95.

Response:

Please refer to the 2007 Consolidated Financial Statements included with the Amended Form S-1/A (No. 1). The common stock and Series A Preferred Stock were largely issued for services rendered at the time of founding of NewCardio Technologies.  The Company has corrected the description included with the Consolidated Statement of Cash Flows as of December 31, 2007.

60.           We note that you made a supplemental disclosure of cash flow information about the following non cash items: common stock issued services rendered, common stock issued for intellectual property, fair value of options issued for services rendered, and fair value of warrants issued in conjunction with issuance of Series A-2 preferred stock. Refer to paragraph 32 of SFAS 95 and explain to us why your supplemental disclosure is appropriate under U.S. GAAP. Otherwise, revise to remove those disclosures in future filings.

Response:

Please refer to the 2007 Consolidated Financial Statements included with the Amended Form S-1/A (No. 1). Please note the Company has removed the supplemental disclosure on the statement of Cash Flows as of December 31, 2007.

Note B — Accounts Payable and Accrued Liabilities, page F-9

61.           We note that you had related party obligations of $150,658 and $28,999 at your 2006 and 2005 year ends, respectively. We also note that you have notes payable of $10,316 to a related party. Refer to paragraphs 2 — 4 of SFAS 57 and provide all required disclosures about your related party transactions in future filings.

Response:

The Company now properly discloses all related party transactions in the Amended Form S-1/A (No. 1).  Please refer to the 2007 Consolidated Financial Statements included with the Amended Form S-1/A (No. 1), in notes 3 and 4.

Note F — Stockholders Equity, page F-10

Common Stock. page F-11

62.           We note that you issued a total of 353,375 shares of your common stock for services rendered at $.10 per share in 2006. We also note page F-13 discloses that you issued 75,000 shares of common stock for services rendered at S.10 per share in 2007. Please tell us the market value of your common stock at the date of its issuance and how you valued the common stock issued for services rendered. Cite the accounting literature that supports your conclusion. Also explain to us how your accounting and valuation of these equity instrument issuances comply with the guidance at SFAS 123(R) and EITF 96-18.

Securities and Exchange Commission
April 15, 2008

Response:

Please refer to the Company's Consolidated Financial Statements included with the Amended Form S-1/A (No. 1). Stockholders Equity, Common Stock, is now within Note 8. The shares noted above were issued by NewCardio Technologies. Without an established market value and a negative book value, the board of directors estimated the fair value of the securities based on expected future developmental aspects of the Company.

Note G — Stock Options and Warrants, page F-1l

Employee Stock Options, page F-12

63.           Revise your future filings to include all minimum disclosure required under SFAS 123(R). Refer to paragraphs 64 and 65 as well as A240 of SFAS 123(R) for further guidance.

Response:

The Company has revised its future filings to include all minimum disclosure, as required under SFAS 123(R).  Please refer to the 2007 Consolidated Financial Statements included with the Amended Form S-1/A (No. 1), footnote 9, for these disclosures.

64.           Explain to us how you accounted for the options outstanding and unvested at January 1, 2006 upon adoption of SFAS 123(R) under the modified prospective method. Refer to paragraph 74 of SFAS 123(R).

Response:

The Company has amended the employee stock option disclosure for the options outstanding and unvested at January 1, 2006, in accordance with SFAS 123(R).  Please refer to 2007 Consolidated Financial Statements included with the Amended Form S-1/A (No. 1), Footnote 1, Stock Based Compensation.

As of January 1, 2006, the Company had recognized the fair value of all outstanding options issued in prior years using the Black-Scholes Option pricing model.

Note H - Commitments and Contingencies, page F-13

Consulting Agreements, page F-13

65.           Your disclosure about your consulting agreements is not helpful to the readers of your financial statements. Please expand your disclosure to describe the nature of each consulting agreement and the expenses recorded in connection with each agreement in each period presented in this filing. Also in this regard, disclose whether each agreement is considered a related party transaction under SFAS 57.

Response:

The Company has expanded its disclosure to clarify the nature of its consulting agreements and the expenses incurred therewith.  Please refer to the 2007 Consolidated Financial Statements included with the Amended Form S-1/A (No. 1).  Please note its expanded disclosure included therein in note 11, Consulting Agreements.

Securities and Exchange Commission
April 15, 2008

Note J — Going Concern Matters, page F-13

66.           Please include appropriate and prominent disclosure of your viable plans to overcome your difficulties. A viable plan is a plan that has the capability of removing the threat to the continuation of the business and should enable you to remain viable for at least the 12 months following the date of the financial statements being reported on. See FRC 607.02.

Response:

Please refer to the 2007 Consolidated Financial Statements included with the Amended Form S-1/A (No. 1). Please note that as a result of the December 27, 2007 private placements, the Company does not have a “going concern” footnote in its annual report on Form 10-K/A.  The Company believes that it has sufficient capital to fund its operations and business plan into 2009 and this is discussed in the MD&A section of the Amended Form S-1/A (No.1).

Condensed Statement of Deficiency in Stockholders’ Equity, page F-17

67.           We note that you have $84,000 and $29,513 under the caption of common stock subscription received. Please explain to us the facts and the circumstances behind these items and how you accounted for and presented them, citing the accounting literature that supports your conclusions. Also, tell us how, if at all, stock subscription transactions are related to stock issuances for services.

Response:

These items are discussed in detail in the section entitled “Stock Grants and Stock Options” in the Amended Form S-1/A (No. 1).  The $84,000 transaction is also disclosed in footnote 1 to the “Summary Compensation” table in the Amended Form S-1/A (No. 1).

Condensed Statements of Cash Flows, page F-18

68.           We note that you classified deposits of $25,000 as operating activities. Explain to us the facts and the circumstances about this deposit and explain to us why your classification of this item as operating activities is in accordance with SFAS 95.

Response:

The Company has amended its Note 1 to properly reflect its operating activities.  Please refer to the 2007 Consolidated Financial Statements included with the Amended Form S-1/A (No. 1).  Please see note 1, Share Exchange and Corporate Restructure table, the amount is $0.

69.           We note that you had the proceeds of $113,513 from the sale of common stock. Please explain to us where on your stockholders’ equity statement this transaction is presented. Tell us how, if at all, it is related to stock subscription receivable transactions.

Securities and Exchange Commission
April 15, 2008

Response:

Please refer to the 2007 Consolidated Financial Statements included with Amended Form S-1/A (No. 1).  Please note Response 67 above. This is the amount shown also in the Statement of Stockholders Equity as $84,000 and $29,513 in the column Common Stock Subscriptions for clarity.

Note C — Subordinated Convertible Notes Payable, page F-21

6% Subordinated convertible notes, page F-21

70.           We note that “you issued 22,815 shares of common stock in exchange for the subordinated convertible notes and accrued and unpaid interest, (See note I)”. We do not see any disclosure related to this transaction in Note I. Explain to us in greater detail the amount of the total notes payable (including interest) settled. Also explain to us how you accounted for this transaction, including how you determined the value of the 22,815 shares of common stock issued to settle the notes payable. Cite the accounting literature that supports your conclusions.

Response:

Please refer to the 2007 Consolidated Financial Statements included with Amended Form S-1/A (No. 1).  Please note that the Company's corrected the erroneous reference and provided a tabular format for the shares issued in the conversion of its convertible debentures as an introduction to note 5, Subordinated Convertible Notes Payable.  The determination of the number of shares issued in conjunction with the conversion was contractually defined within the related notes.

5% subordinated convertible notes, page F-23

71.           We note that you had recognized the value attributable to options issued in conjunction with convertible notes, being $4,055, to additional paid-in capital and a discount against the convertible notes payable in accordance with EITF 00-27. Please explain to us about the conversion options for each note payable described in Note C in greater detail and how you determined that your accounting for such conversion features is within the scope of EITF 00-27. Please cite the specific paragraph of the EITF, which supports your conclusions. Also explain to us how you considered the impact of SFAS 133, refer to paragraph 16 of EITF 00-27.

Response:

Please refer to the 2007 Consolidated Financial Statements included with the Amended Form S-1/A (No. 1), Note 5.  Please note the Company's discussions of the conversion options relating to the convertible debentures.  The conversion features contained within all of its convertible debentures were contingent upon future financing.  Under paragraph 7, Issue 2, of EITF 00-27,  considered all to be contingent on a future event, not requiring a determination of a possible beneficial conversion feature at the time of issuance.

Additionally, although the conversion price at the time of issuance of the convertible debenture was indeterminable, the acceptance of a “qualified financing” package (which would determine the applicable conversion price of the convertible debentures) was within the control of the Company and therefore would not be subject to SFAS 133 under this definition.

Securities and Exchange Commission
April 15, 2008

Note B - Stockholders’ Equity, page F-24

Common Stock, page F-25

72.           We note that you issued 4,200,000 shares of your common stock for services rendered at $0.10. Respond to the following:

Describe and disclose the services you purchased in exchange for this issuance. Also disclose whether this transaction is with a related party.

Response:

Please refer to Note 11 of the 2007 Consolidated Financial Statements included with Amended Form S-1/A (No. 1) and the “Summary Compensation” table, footnote (1) and the section entitled “Stock Grants and Stock Options”  in the Amended Form S-1/A (No. 1).

This transaction was not with a related party.  This transaction was entered into with Kenneth Londoner, who by virtue of entering into this transaction with the Company, became an employee and a stockholder, at the same time.  Mr. Londoner is disclosed as Named Executive for the fiscal year ending December 31, 2007 in various sections of its “Management and Certain Security Holders” and “Executive Compensation” disclosure.

We note on page F-17 that this transaction was described under the caption of “common stock issued at $0.02 per share for services rendered...” Please explain to us what $0.02 per share means and how you accounted for the excess of your stated fair value of the stock over this amount.

Response:

The Company has amended the 2007 Consolidated Financial Statements included with the Amended Form S-1/A (No. 1) to explain what $0.02 per share means and how the Company accounted for the excess of its stated fair value of the stock over this amount.  In particular, see Note 8, Common Stock, and Response 67 above.

•
Also in this regard, explain to us and disclose how you accounted for this transaction and how you determined the fair value of $0.10 for each share. Explain how your accounting and valuations are in accordance with SFAS 123(R).

Response:

Please refer to the 2007 Consolidated Financial Statements included with the Amended Form S-1/A (No. 1), specifically Note 8, Common Stock, and to Response 62 above.

73.                We note that in September 2007 you issued 1,475,631 shares of your common stock as deferred compensation at $0.10 per share. Respond to the following:

•	Explain to us and disclose in future filings the terms of the common stock issued as compensation.

Response:

Please see the section entitled “Stock Grants and Stock Options” in the Company's Amended Form S-1/A (No. 1). 75% of the shares are subject to a repurchase right that diminishes over a 36 month period, so long as the consultancy continues.  The consultant paid $0.02 for the shares and the Company recorded the $0.08 as compensation.

Securities and Exchange Commission
April 15, 2008

•	Explain to us how you accounted for the issuance of the stock, citing accounting literature that supports your accounting. Your explanation should include the impact of SFAS 123(R).

Response:

Please refer to the Consolidated Financial Statements included with the Amended Form S-1/A (No. 1). At December 31, 2007, as explained in Response 67, the Company recorded the difference in the fair value of the common stock (see Response 62) and the proceeds received ($0.02 per share) as stock based compensation.  This amount, $118,000 is most readily apparent on the Consolidated Statement of Stockholders Deficit.

•	Finally, explain (and revise the filing to disclose) to us how you determined the fair value of $0.10.

Response:

Please refer to the 2007 Consolidated Financial Statements included with the Amended Form S-1/A (No. 1), note 8, Common Stock. Please also see Response 62 above.

Note I - Subsequent Events, page F-28

74.                We note “...[your] shareholders entered into a closed Share Exchange Agreement with Marine Park Holdings, Inc...Marine is an inactive publicly registered corporation.. The transaction was accounted for using the purchase method of accounting.” As we noted in other comments, it appears your transaction with Marine Park Holdings, Inc. is a reverse merger accounted for as are capitalization. However, accounting for recapitalizations is not within the scope of SFAS 141 and recapitalization accounting differs from the accounting required for purchase business combinations described in SFAS 141. As such, please either revise your disclosures to clarify your accounting for this transaction or explain to us how you accounted for this transaction under the purchase method in greater detail, citing the accounting literature that supports your conclusions.

Response:

Please refer to the 2007 Consolidated Financial Statements included with the Amended Form S-1/A (No. 1), specifically note 1 to its consolidated financial statements, Share Exchange and Corporate Restructure, where the Company explains the use of the purchase method of accounting.

75.           We note that 18,682,537 (10,667,300 + 7,155,206 + 860,031) shares of your common stock are newly restricted common stock. Please explain to us the restrictions on this stock and revise your disclosure in the common stock section to describe the restrictions. Also explain to us any accounting impact that result from the restrictions.

Securities and Exchange Commission
April 15, 2008

Response:

Please refer to the 2007 Consolidated Financial Statements included with the Amended Form S-1/A (No. 1), specifically note 1 to its consolidated financial statements, Share Exchange and Corporate Restructure. These shares are not contractually restricted.  They are restricted securities under the federal securities laws because they are not registered with the Commission and can only be sold pursuant to an exemption from registration under the federal securities laws.

Indemnification, page II-1

76.           Please provide the disclosure required by Regulation S-K Item 702.

Response

The Company has revised the Indemnification to reflect the disclosure as required by Regulation S-K Item 702.

Item l5. Recent Sales of Unregistered Securities, page II-1

77.           Please disclose the facts you relied upon in the share exchange to make the exemption available. Also, disclose the exemption you relied upon and the facts relied upon for the December 27, 2007 financing arrangement.

Response

The Company has revised Item 15 accordingly.

78.           It appears from your prior filings with the Commission that you have issued securities in the past three years other than as disclosed in this section. Please provide the information required by Regulation S-K Item 701 for unregistered sales of securities during the entire time period addressed by that Item.

Response

As stated in Response 33 and Response 37, the disclosure provided in this Amended Form S-1/A (No.1) pertains to the acquired entity, including all historical information.  The Company has no knowledge of transactions that occurred prior to December 27, 2007 other than as disclosed in the prior filings. Instead, and consistent with all its other disclosure herein, it has disclosed information required by Regulation S-K Item 701 for unregistered sales of securities for NewCardio Technologies.

79.           Please file complete exhibits with all attachments. For example, we note the exhibits missing from exhibit 4.1.

Response

The missing exhibits to the Securities Purchase Agreement are filed with the Amended Form S-1/A (No.1) as Exhibits 10.16 and 10.17.

Securities and Exchange Commission
April 15, 2008

80.           When you amend your charter and bylaws, you should file a complete copy of the document as amended rather than require investors to piece together documents from multiple filings. See Regulation S-K Item 601(b)(3). Please revise your exhibits accordingly.

Response

The Company has revised its exhibits accordingly. This was done in the Company's Annual Report on Form 10-K/A filed on April 4, 2008.  The Exhibit Index in the Amended Form S-1/A (No. 1) references the complete copy of its charter and bylaws in the Annual Report on Form 10-K/A.

81.           You appear to have issued shares under an equity compensation plan, according to your disclosure on page 7. Please file as an exhibit all material compensatory plans, contracts, or arrangements. Refer to Item 60l(b)(10)(iii) of Regulation S-K.

Response

The Company's Exhibit Index has been revised to include, as Exhibit 10.4, the 2004 Equity Incentive Plan which is the Company's only compensatory plan.

82.           Please file the escrow agreement mentioned in exhibit 4.1. Note that it is generally inconsistent with section 5 of the Securities Act to register for resale securities offered in a private transaction if you do not have unrestricted access to the proceeds of that transaction.

Response

The escrow agreement has been filed as Exhibit 10.17 to the Amended Form S-1/A (No.1).

83.           Please file the letter from your former accountant concerning its dismissal. Refer to Item 60l(b)(l6) of Regulation S-K.

Response

The letter from the former accountant concerning its dismissal has been included in the Exhibit Index and incorporated by reference to the Form 8-K, filed on January 4, 2008.

84.           We note that your exhibit 3.2, which you incorporate by reference from Form 8-K filed January 4, 2008 has not been executed. Please file a dated and executed copy.

Response

The Certificate of Designation of Series A Preferred Stock has been filed as Exhibit 4.8 to the Amended Form S-1/A (No.1).

Securities and Exchange Commission
April 15, 2008

Exhibit 3.4

85.           Please tell us the difference between the first and second sentences of paragraph 2.5 of your Bylaws.  If your Bylaws allow for voting where those present at the meeting hold significantly less than a majority of the shares, explain the effects of this in a separate risk factor.

Response

The Comany plans to adopt new bylaws shortly.  The Company plans to file the new bylaws with its upcoming Quarterly Report on Form 10-Q for the quarter ending March 31, 2008.

Signatures, page 11-5

86.           Please modify the language on your signature page to conform to the language set forth in Form S-1.

Response

The signature page has been modified to conform to the language set forth in Form S-1.

*   *   *   *   *

We hope the above has been responsive to the Commission’s comments and assists the Commission in evaluating the Amended Form S-1/A (No. 1).  If you have any questions or require any additional information or documents, please telephone the undersigned at (212) 930-9700.

Sincerely,

/s/ Thomas Rose
Thomas Rose

cc:           Branislav Vajdic
Richard Brounstein